April 26, 2006


Via U.S. Mail
J. Darby Sere
President and Chief Executive Officer
GeoMet, Inc.
909 Fannin, Suite 3208
Houston, Texas 77010


Re:	GeoMet, Inc.
		Amendment No. 1 to Registration Statement on Form S-1
		Filed April 14, 2006
	File No. 333-131716



Dear Mr. Sere:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We remind you of prior comment 1 and 2 and await the information requested in prior comments 3 and 7. We note your decision regarding an underwritten public offering. Any amendments to this registration statement filed subsequent to, or concurrently with, such a filing should be revised to discuss that offering and reflect changes resulting from that offering.


Management`s Discussion and Analysis of Results of Operations and
Financial Condition, page 26

Corporate Information, page 7

2. We note your response to prior comment 14 and reissue the comment.
Revise to provide further information regarding how you have or intended to achieve the results you indicate in the revised text by virtue of the merger to provide further clarification regarding the reasons for the merger.

Liquidity and Capital Resources, page 36

3. We have reviewed your expanded disclosure surrounding your dewatering of coalbeds in response to prior comment 26. Please confirm, if true, that you do not incur any environmental liability with the disposal of the water from the wells or expand your disclosure accordingly.

Business, page 42

Areas of Operation, page 42

4. We are unable to locate, in your expanded disclosure in response to prior comment 32 where you have provided disclosure (i) of the amount of the estimated future development costs and (ii) to indicate whether or not the historical sources of your reserve additions are expected to continue, as previously requested. Please advise or expand your disclosure accordingly.

Appalachian Basin, page 43

5. You reference the precedent agreement entered into in March
2006
between the company and East Tennessee Natural Gas, LLC.
Consistent
with the requirements of Item 601 of Regulation S-K, please file this agreement as an exhibit to the extent it constitutes a material contract.

Executive Compensation, page 56

6. Consistent with the requirements of Item 402 of Regulation S-K, please include a description of the Incentive Bonus Pool Plan filed as Exhibit 10.5 to the registration statement.


Consolidated Statements of Operations and Comprehensive Income, page
F-4

7. Please revise your caption Income tax provision to include reference to the benefit for the fiscal year ended December 31, 2005.

8. Please revise your presentation of the components of other comprehensive income (loss) to comply with paragraph 25 of SFAS 130, which requires disclosure of the amount of income tax expense or benefit allocated to each component either on the face of the statement in which those components are displayed or in the notes to the financial statements. Refer to paragraphs 24 and 25 of SFAS 130.

Stock Based Compensation, page F-12

9. We note from your response to prior comment 42 that you applied the "income approach" for purposes of valuing your privately issued common stock. Please explain the difference between the income approach you reference in your response with the "net asset value methodology" you identify under this heading as your approach to estimate the market value of your common stock at grant date. In addition, please expand your disclosure to address the following:

* Disclose the following for equity instruments granted during the
12
months prior to the date of the most recent balance sheet:

o For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option;
o Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

* Discuss the following in your MD&A:

o The significant factors, assumptions, and methodologies used in determining fair value;
o A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated price that the selling share holders will obtain from the sale of their shares through this registration statement`
o The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Supplemental Financial and Operating Information On Gas
Exploration,
Development and Production Activities (Unaudited), page F-24

10. We note from review of your calculation of historical finding and development costs in response to our prior comment 32 that you do not include asset retirement costs in your presentation of capitalized costs incurred under your SFAS 69 disclosures. Please revise your presentation of capitalized costs incurred, as required by paragraph
21 of SFAS 69, to include asset retirement costs within the appropriate line items. Refer to our February 2004 industry letter at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm for further guidance. In this regard, the letter states, under its reference to paragraphs 21-23, that "We believe an entity should include asset retirement costs in its Costs Incurred disclosures in the year that the liability is incurred, rather than on a cash basis."

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jennifer Goeken, Staff Accountant at (202)
551-
3721 or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financials statements and related matters. Please contact Mellissa Campbell Duru, at (202) 551-3757 or me at (202) 551-3745 with any other questions.

							Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
      Kirk Tucker, Esq.
      Thompson & Knight LLP
      (713) 654-1871

Mr.Sere
GeoMet, Inc.
April 26, 2006
Page 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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WASHINGTON, D.C. 20549-7010

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